EXHIBIT 99.1

China Lodging Group, Limited Announces Acquisition of Beijing Novotel Sanyuan and Ibis Beijing Sanyuan with TPG Capital Asia

SHANGHAI, China, Jan. 29, 2018 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (NASDAQ:HTHT) (“China Lodging Group”, “Huazhu”, or the “Company”), a leading and fast-growing multi-brand hotel group in China, today announced it has formed a joint venture with TPG Capital Asia (“TPG”) (20% owned by the Company and 80% owned by TPG ) (the “Joint Venture”). The Joint Venture has entered into a share purchase agreement to acquire 100% equity interest of two hotel properties in Beijing – Novotel Beijing Sanyuan and Ibis Beijing Sanyuan (“the hotels”) - at a cash consideration of RMB 1.18bn from Ascendas Hospitality Trust (Singapore), subject to customary post-closing adjustments (the “Acquisition”). The acquisition is subject to regulatory approvals and is expected to close in the first half of 2018. Post-closing, the Joint Venture will renovate the hotels and Huazhu will continue to serve as operator. Hitone Capital, a boutique real estate focused investment firm, provided advisory service on the transaction, and will continue to provide support on closing and asset management.

Huazhu, as a leading hotel operator in China, has a diversified brand portfolio from economy, midscale to upscale segments and has strong operation capability. By partnering with leading investment funds, Huazhu not only secures prime locations to expand its flagship upscale hotels, but also takes a share of asset appreciation by improving the operational efficiency. As more and more upscale and luxury hotel owners are disposing underperforming assets, the company is anticipating more hotel property opportunities in the future.

With limited space for new development, China’s first-tier cities have entered a period of urban renewal as they look for better planning and more efficient use of commercial properties. Novotel Beijing Sanyuan and Ibis Beijing Sanyuan are adjacently located in prime locations in Chaoyang District, Beijing’s central business area, also known as CBD, which serves as a hub where multinational companies and foreign embassy compounds are based.

Commenting on the Acquisition, Jenny Zhang, Chief Executive Officer of the Company, said: “We are delighted to announce the acquisition of Novotel Beijing Sanyuan and Ibis Beijing Sanyuan by our joint venture with TPG. The acquisition enables us to create new flagship hotels by renovation and operational improvement. It will not only strengthen our upscale brands, but also generate good return for our invested capital. Going forward, light asset model will continue to be Huazhu’s primary focus. Meanwhile, Huazhu will work with investment partners through minority participation to create more flagship hotels and generate more investment return based on our strong operational expertise.”

“As our first foray into China’s commercial property investment market, we are very excited to be working together with a well-respected investment and operation partner like China Lodging Group,” said Chang Sun, TPG’s Managing Partner in China.  “TPG has a history of investing across a wide range of asset classes, and we are committed to finding more diverse ways to generate value for our investors.”

China Lodging does not expect this transaction to have any significant impact on its revenue and profit in 2018. The cash outflow for this transaction will be approximately 20m USD.

About China Lodging Group, Limited

China Lodging Group, Limited is a leading hotel operator and franchisor in China. As of December 31, 2017, the Company had 3,746 hotels or 379,675 rooms in operation in 378 cities. With a primary focus on economy and midscale hotel segments, China Lodging Group's brands include Hi Inn, HanTing Hotel, Elan Hotel, HanTing Plus Hotel, JI Hotel, Starway Hotel, Joya Hotel, VUE Hotel, Crystal Orange Hotel, Orange Hotel Select, Orange Hotel and Manxin Hotel. The Company also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in Pan-China region.

The Company's business includes leased and owned, manachised and franchised models. Under the lease and ownership model, the Company directly operates hotels typically located on leased or owned properties. Under the manachise model, the Company manages manachised hotels through the on-site hotel managers it appoints and collects fees from franchisees. Under the franchise model, the Company provides training, reservation and support services to the franchised hotels and collects fees from franchisees but does not appoint on-site hotel managers. The Company applies a consistent standard and platform across all of its hotels. As of December 31, 2017, China Lodging Group operates 22 percent of its hotel rooms under lease and ownership model, 78 percent under manachise and franchise models.

For more information, please visit the Company’s website: http://ir.huazhu.com.

About TPG

TPG is a leading global alternative asset firm founded in 1992 with more than $73 billion of assets under management and worldwide offices. In Asia, TPG is one of the earliest global private equity investors in China, and established its first Asia-focused fund in 1994. TPG’s investment platforms are across a wide range of asset classes, including private equity, growth venture, real estate, credit, and public equity. TPG aims to build dynamic products and options for its investors while also instituting discipline and operational excellence across its investment strategies and the performance of its portfolio. For more information, visit www.tpg.com.

About Novotel Beijing Sanyuan and Ibis Beijing Sanyuan

Novotel Beijing Sanyuan is a midscale hotel located in the Chaoyang District of Beijing, adjoining Sanyuan Bridge of the East Third Ring Road and the Airport Expressway. The 17-storey hotel offers 306 guest rooms and houses a restaurant and a lobby bar. Other facilities include an exclusive premier lounge, a fitness centre and an indoor heated swimming pool.

Ibis Beijing Sanyuan is an economy hotel adjacent to Novotel Beijing Sanyuan. The 14-storey hotel has 397 guest rooms, a food and beverage outlet, as well as a 24-hour convenience store.

About Ascendas Hospitality Trust

www.a-htrust.com

Ascendas Hospitality Trust (“A-HTRUST”) was listed in July 2012 as a stapled group comprising Ascendas Hospitality Real Estate Investment Trust (“A-HREIT”) and Ascendas Hospitality Business Trust (“A-HBT”), established with the principal investment strategy of investing, directly or indirectly, in a diversified portfolio of income-producing real estate used predominantly for hospitality purposes, as well as real estate related assets in connection with the foregoing.

The asset portfolio comprises 11 quality hotels with over 4,000 rooms geographically diversified across key cities in Australia, China, Japan and Singapore; and located close proximity to central business districts, business precincts, suburban centres, transportation nodes and iconic tourist landmarks.

A-HTRUST is managed by Ascendas Hospitality Fund Management Pte. Ltd., the manager of A-HREIT, and Ascendas Hospitality Trust Management Pte. Ltd., the trustee-manager of A-HBT. A-HTRUST is sponsored by Ascendas Land International Pte Ltd, a wholly-owned subsidiary of Ascendas Pte Ltd.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Contact Information

Investor Relations

Tel: 86 (21) 6195 9561

Email: ir@huazhu.com

http://ir.huazhu.com